**Primary Business Name: TSX ALPHA U.S., INC.**                    **BD Number: 329008**

**BD - AMENDMENT**

**03/12/2025**

### BD - DIRECT OWNERS/EXECUTIVE OFFICERS

| Are there any indirect owners of the *applicant* required to be reported on Schedule B? |
|---|
| ⦿ Yes  ○ No |

| Ownership Codes: | NA - less than 5% | B - 10% but less than 25% | D - 50% but less than 75% |
|---|---|---|---|
| | A - 5% but less than 10% | C - 25% but less than 50% | E - 75% or more |

| Full Legal Name | DE/FE/I | Title or Status | Date Acquired | Own. Code | Control Person | PR | CRD #(or S.S.No., IRS Tax #, Emp. ID) |
|---|---|---|---|---|---|---|---|
| CLARK, DOUGLAS GORDON | I | MANAGING DIRECTOR MARKET STRUCTURE/PRODUCT DESIGN | 11/2023 | NA | Y | N | 4509208 |
| Chen, Denno Min-Wei | I | CHIEF COMPLIANCE OFFICER | 01/2025 | NA | N | N | 8012832 |
| FISCHER, HEIDI JILL | I | PRESIDENT | 10/2023 | NA | Y | N | 4821269 |
| RICHMOND, LAURE E | I | CFO, FINOP | 03/2024 | NA | N | N | 5115429 |
| TMX U.S. HOLDINGS, INC. | DE | SHAREHOLDER | 08/2023 | E | Y | N | 38-4285659 |